RTN STEALTH SOFTWARE INC.

5250 Satellite Drive, Unit 22

Mississauga, Ontario

L4W 5G5

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS TO BE HELD ON MARCH 30, 2011

NOTICE IS HEREBY GIVENthat the annual general and special meeting (the"Meeting")of the shareholders of RTN Stealth Software Inc. (the"Corporation") will be held at the offices of

FASKEN MARTINEAU DUMOULIN LLP, LOCATED AT 333 BAY STREET, 24TH FLOOR,

TORONTO, ON, M5H 2T6 ON WEDNESDAY, MARCH 30, 2011 AT THE HOUR OF

4:00 P.M. (TORONTO TIME), for the following purposes:

1.

To receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2010;

2.

To fix the number of directors on the board of directors of the Corporation (the"Board of Directors")at nine (9) and to elect directors for the ensuing year;

3.

To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.

To ratify the Board of Directors' decision to convert the special convertible Class B preferred shares (Series 1) into common shares and simplify the capital structure of the

Corporation into one class of common shares and one class of preferred shares;

5.

To ratify the Board of Directors' decision to continue the Corporation from British

Columbia into Ontario under the name Quantitative Alpha Trading Inc., to authorize the filing of articles of continuance and adopt a new general by-law;

6.

To ratify the Board of Directors' decision to adopt a long-term incentive stock option plan; and

7.

To transact such other business as may properly be brought before the Meeting.

The enclosed Information Circular accompanying this Notice of Meeting should be consulted for further details on the matters to be acted upon.

DATEDas of the 28th day of February, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Boulter"

Michael Boulter, President, Chief Operating Officer and

Interim Chief Executive Officer

IMPORTANT

Only holders of common shares of the Corporation of record at the close of business on February

24, 2011 are entitled to notice of the Meeting and only those holders of the common shares of the

Corporation of record at the close of business on February 24, 2011, or who subsequently become shareholders and comply with the provisions of theBusiness Corporations Act

(British Columbia)("BCBCA"),  are entitled to vote at the Meeting. If you are unable to attend in person, kindly fill in, sign and, return the enclosed proxy in the envelope provided for that purpose.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the

Corporation, Computershare Trust Company of Canada, 2' Floor, 510 Burrard Street,

Vancouver, Briiish Columbia, V6C 3B9 (Facsimile: (604) 689-8144) not less than 48 hours,

excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment of the Meeting.